UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Nabi Biopharmaceuticals
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

629519109
(CUSIP Number)

Alan Leibel 683 Capital Partners, LP 595 Madison Avenue, 17th Floor New York, New York 10022 (212) 554-2379
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

__________
*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	629519109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,872,682

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,872,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,872,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.37%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	629519109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,872,682

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,872,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,872,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.37%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	629519109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Zweiman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,872,682

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,872,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,872,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.37%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	629519109

Item 1.	Security and Issuer.

The name of the issuer is Nabi Biopharmaceuticals, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 12276 Wilkins Avenue, Rockville, MD 20852, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, $.10 par value per share (the "Shares").

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: 683 Capital Partners, LP, a Delaware limited partnership (the "Fund"), 683 Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Ari Zweiman, a citizen of the United States.

The Fund, the Investment Manager and Ari Zweiman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Fund is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Fund  are located at 595 Madison Avenue, 17th Floor, New York, New York 10022.

The Investment Manager is the investment manager of the Fund.  The business address and principal executive offices of the Investment Manager are located at 595 Madison Avenue, 17th Floor, New York, New York 10022.

Ari Zweiman is the Managing Member of the Investment Manager and his business address is 595 Madison Avenue, 17th Floor, New York, New York 10022.

The Shares to which this Schedule 13D relates are held directly by the Fund.

(d) and (e)
During the last five years, none of the persons identified in this Item 2 have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Fund may be deemed to beneficially own 1,872,682 Shares.

As of the date hereof, the Investment Manager may be deemed to beneficially own 1,872,682 Shares.

As of the date hereof, Ari Zweiman may be deemed to beneficially own 1,872,682 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose of the Reporting Persons, the Reporting Persons have and may continue to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the buyback by the Issuer of its common shares in the open market and such other issues which are consistent with the Reporting Persons investment philosophy and objectives. It should be specifically noted that the Reporting Persons sent a letter to the Issuer on August 16, 2011 requesting that the Issuer buyback certain amounts of its common shares in the open market.  A copy of the letter is attached hereto as Exhibit B.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Fund may be deemed to be the beneficial owners of 1,872,682 Shares, constituting 4.37% of the Shares, based upon 42,884,809 Shares outstanding as of the date hereof.

As of the date hereof, the Investment Manager, in its capacity as investment manager of the Fund, had shared voting and dispositive power with respect to all 1,872,682 Shares owned beneficially by the Fund, representing approximately 4.37% of the Issuer's Shares outstanding.

As of the date hereof, Ari Zweiman, in his capacity as a Managing Member of the Investment Manager, had shared voting and dispositive power with respect to all 1,872,682 Shares owned beneficially by the Fund, representing approximately 4.37% of the Issuer's Shares outstanding.

Each of the Fund, the Investment Manager and Ari Zweiman has ceased to be the beneficial owner of more than five percent of the class of securities reported herein as of  January 11, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Schedule of Transactions in Shares Exhibit B: August 16, 2011 Letter to NABI Biopharmaceuticals

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012

683 CAPITAL PARTNERS, LP
By:	/s/ Ari Zweiman
Ari Zweiman, Managing Member

683 CAPITAL MANAGEMENT, LLC
By:	/s/ Ari Zweiman
Ari Zweiman, Managing Member

ARI ZWEIMAN
/s/ Ari Zweiman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

11/16/2011	Common Stock, $.10 par value		7,900	1.87
11/18/2011	Common Stock, $.10 par value		10,000	1.89
11/23/2011	Common Stock, $.10 par value		67,900	1.83
11/28/2011	Common Stock, $.10 par value		16,757	1.84
12/9/2011	Common Stock, $.10 par value		50,000	1.80
1/3/2012	Common Stock, $.10 par value		64,971	1.88
1/4/2012	Common Stock, $.10 par value		113,681	1.87
1/5/2012	Common Stock, $.10 par value		40,000	1.86
1/6/2012	Common Stock, $.10 par value		6,446	1.86
1/9/2012	Common Stock, $.10 par value		4,123	1.86
1/10/2012	Common Stock, $.10 par value		10,000	1.84
1/11/2012	Common Stock, $.10 par value		31,097	1.83
1/12/2012	Common Stock, $.10 par value		7,000	1.82

Exhibit B

683 Capital Management, LLC

683 Capital Management, LLC
595 Madison Avenue, 17th Floor
New York, New York 10022
(212) 554-239

August 16, 2011

NABI Biopharmaceuticals
Board of Directors
12276 Wilkins Avenue
Rockville, MD 20852

To the Board of Directors of Nabi Biopharmaceuticals:

I am writing on behalf of 683 Capital Partners, LP ("683 Capital").

683 Capital owns in excess of two million shares of Nabi Biopharmaceuticals ("Nabi"). The fund has been a continuous holder of Nabi shares since 2009.

Since 2007, the Board of Directors of Nabi has a strong history of doing the right thing for shareholders.

I believe that given the failure of the NicVAX Phase III trial, the right thing for the company to do for shareholders is to return our capital. Such return could be done through a combination of share repurchase and dividends or preferably through a sale of the company.

At present, Nabi shares trade below a reasonable estimate of the cash that will be left at the end of the year. In addition to this cash, Nabi has substantial other assets. These include a royalty stream on Phoslyra and deferred tax assets. In addition, there is potentially some value in the NicVAX platform both because of the upcoming Chantix combo trial results and because of the royalty Nabi would garner if GSK successfully pursued a second generation of NicVAX.

I believe the reason that Nabi shares trade at such a discount is that shareholders fear Nabi may choose to redeploy its ample cash in pursuit of an acquisition. This fear was substantially enhanced when Nabi CEO Dr. Raafat Fahim refused to rule out an acquisition during the company's last quarterly conference call.

I believe that the company should make a statement explicitly ruling out an acquisition as a possible route to "maximizing shareholder value." As a shareholder, I would like my value returned to me as soon as practicable.

Best Regards,

/s/ Ari Zweiman
Ari Zweiman

SK 25603 0002 1257259